www.linkedin.com/in/davidfuehrer
(LinkedIn)
www.grythealth.com (Company)

Top Skills

Leadership
Product Development
Entrepreneurship

Certifications

Cultural Competence in the
Workplace V2 2022

Unconscious Bias V3.1 2022

Microaggressions in the Workplace
V2 2022

LGBTQ+ Inclusion 2022

Religion, Spirituality and Beliefs:
Managers V2.1 2022

Honors-Awards

Elite 40 Under 40

Winner of Pitch Competition

Winner of Pitch Competition for
Lifesciences Companies

DiSciTech Award (Digital, Science
and Technology)

David Craig

Even as a cancer survivor and pharma researcher, I couldn't help my
dad navigate clinical trials. That drives everything I do now.
Rochester, New York, United States

Summary

I'm a two-time cancer survivor, oncology researcher and patient
experience champion. After 10 years of struggling to see my own
cancer journey in the patient experience research I led for the
pharmaceutical industry, I co-founded Gryt Health ('grit').

———

Experience

GRYT Health
Co-Founder & CEO
February 2016 - Present (8 years 4 months)
Rochester, New York Area

Gryt Health ('grit') amplifies voices to improve health outcomes. Gryt is a
healthtech company owned by survivors and caregivers. By always putting the
patient experience first, we work to improve medicine development, access to
equitable care and outcomes for all.

Rochester Institute of Technology
Alumni Board of Directors, Legacy Endowment Committee, Adjunct
Professor
January 2015 - Present (9 years 5 months)
Rochester, New York Area

As a 5th generation family, I am proud to serve on the Alumni Board and
Legacy Scholarship.

I also had the honor of teaching Digital Entrepreneurship and Design Thinking
for Saunders College of Business.   BUT I was teaching students when you
believe in yourself first, you can create anything around it. Check out our video
and this tribute to see what happened!

World Health Organization
Stakeholder: WHO Rehabilitation Programme
July 2021 - February 2022 (8 months)

The Package of Interventions for Rehabilitation (PIR) will be a World Health Organization (WHO) resource containing evidence-based rehabilitation interventions.

American Cancer Society
Roundtable on Mitigating the Adverse Effects of Cancer and its Therapy
March 2018 - April 2019 (1 year 2 months)
Washington D.C. Metro Area

Stupid Cancer
Board Member [2014-2017] and Advisor
January 2014 - November 2018 (4 years 11 months)
Greater New York City Area

Founded in 2007 by Matthew Zachary, Stupid Cancer comprehensively addresses young adult cancer through advocacy, research, support, outreach, awareness, mobile health and social media. Our innovative, award-winning and evidence-based programs and services serve as a global bullhorn to propel the young adult cancer movement forward.

Emerging Space
Founder & Innovation Consultant
September 2014 - August 2016 (2 years)

We help entrepreneurs launch meaningful new products and grow organizations that make a difference. By using proven qualitative and quantitative research, we help identify your customer's needs, then deliver solutions that matter.

We love spending time with people we respect, doing inspiring things!

CureLauncher
President
September 2012 - May 2014 (1 year 9 months)
Birmingham, MI

CureLauncher matches people to new treatments based on their unique goals and conditions. It is Personalized Clinical Trial Matching. We are the only company that gives people access to ALL of the treatment options available in clinical trials.

Ducker Worldwide
Senior Project Manager (5 positions)
May 2004 - October 2012 (8 years 6 months)

I managed 100 research and innovation programs across North America, Europe and China, for Pfizer, General Electric, Dow and many others. It was an incredible ride, with amazing people, that created my expertise in making data-driven decisions to launch and grow new products & services.

———

Education

Harvard Business School
Executive Education, Building New Ventures · (2008 - 2008)

MIT Sloan School of Management
Executive Education, Corporate Strategy · (2007 - 2007)

Rochester Institute of Technology
MBA, Technology Management · (2002 - 2003)

Rochester Institute of Technology
B.S., Professional & Technical Communications 3.9 GPA · (2001 - 2002)